Pricing Supplement Dated March 19, 2008 (To Prospectus dated July 2, 2007 and Prospectus Supplement dated January 29, 2008) THE BANK OF NEW YORK MELLON CORPORATION	Rule 424(b)(2) File Nos. 333-144261, 333-144261-01, 333-144261-02, 333-144261-03, 333-144261-04, 333-144261-05, 333-144261-06 and 333-144261-07.

Senior Medium-Term Notes Series G, U.S. $ Fixed Rate

Senior Medium-Term Notes Series G

(U.S. $ Fixed Rate)

Trade Date: March 19, 2008

Original Issue Date: March 27, 2008

Principal Amount: $750,000,000

Net Proceeds to Issuer: $748,852,500

Price to Public: 99.897%, plus accrued interest, if any, from and including March 27, 2008

Commission/Discount: 0.050%

Agent’s Capacity:   x     Principal Basis          Agency Basis

Maturity Date: April 1, 2013

Interest Payment Dates: Interest pays semi-annually on each April 1 and October 1, commencing October 1, 2008 and ending on maturity date (or next business day, modified following)

Interest Rate: 4.500% per annum

Form:	x	Book Entry
	___	Certificated

Redemption:	x	The Notes cannot be redeemed prior to maturity
	___	The Notes may be redeemed prior to maturity

Repayment:	x	The Notes cannot be repaid prior to maturity
	___	The Notes can be repaid prior to maturity at the option of the holder of the Notes

Discount Note:	___ Yes	x No

Defeasance: The defeasance and covenant defeasance provisions of the Senior Indenture described under “Description of Senior Debt Securities and Senior Subordinated Debt Securities – Legal Defeasance and Covenant Defeasance” in the Prospectus will apply to the Notes.

Plan of Distribution: The Notes described herein are being purchased, severally and not jointly, by each of the agents named in the below table (the “Agents”), each as principal, on the terms and conditions described in the Prospectus Supplement under the caption “Plan of Distribution of Medium-Term Notes.”

Agent	Aggregate Principal Amount of Notes to be Purchased

Goldman, Sachs & Co.	$300,000,000
Lehman Brothers Inc.	$300,000,000
BNY Capital Markets, Inc.	$ 75,000,000
Mizuho Securities USA Inc.	$ 75,000,000
Total:	$750,000,000

Delivery of the Notes will be made against payment on or about the fifth business day following the date of this Pricing Supplement. Trades of securities in the secondary market generally are required to settle in three business days, referred to as T+3, unless the parties to a trade agree otherwise. Accordingly, by virtue of the fact that the initial delivery of the Notes will not be made on a T+3 basis, investors who wish to trade the Notes before a final settlement will be required to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The Notes will be represented by one or more global certificates in fully registered form. Each global certificate will be deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of DTC or its nominee. Investors may elect to hold their beneficial interests in a global certificate through DTC, ClearStream Banking, societe anonyme, Luxembourg or Euroclear Bank S.A./N.V., as operator of the Euroclear System, if they are participants in such systems, or indirectly through organizations that are participants in such system. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn will hold such interests in customers’ securities accounts in the depositaries’ names on DTC’s books.